Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

DATE OF BOARD MEETING AND

DATE OF PUBLICATION OF Q1 EARNINGS ANNOUNCEMENT

Our board of directors will hold a board meeting on Wednesday, May 12, 2021 (Hong Kong time) for the purposes of, among other things, approving our unaudited results and announcement for the first quarter ended March 31, 2021 (the “Q1 Results”). We will announce our Q1 Results at or around 6:00 p.m. on Thursday, May 13, 2021 (Hong Kong time) on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

Our management will host an earnings conference call at 8:00 p.m. on Thursday, May 13, 2021 (Hong Kong time) to discuss our Q1 Results and answer questions. Details of the conference call are as follows:

Event Title:                 Bilibili Inc. First Quarter 2021 Earnings Conference Call

Conference ID:         6069137

Registration Link:     http://apac.directeventreg.com/registration/event/6069137

All participants must use the link provided above to complete an online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

        By order of the Board

              Bilibili Inc.

                Rui Chen

                 Chairman

Hong Kong, April 20, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Mr. Yi XU and Ms. Ni LI as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.